January 2, 2013

VIA EDGAR AND FEDERAL EXPRESS

Max A. Webb

Assistant Director

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trig Acquisition 1, Inc.

Amendment No. 1 to Form 8-K

Filed December 11, 2012

File No. 000-54070

Dear Mr. Webb:

We hereby submit the responses of Trig Acquisition 1, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated December 14, 2012, to Mr. Alfonso J. Cervantes, President of the Company, in regard to the above-referenced Amendment No. 1 on Form 8-K (the “Original Form 8-K” and, as amended by Amendment No.1, the “Amended 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 2 to the Original Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on January 2, 2013 (the “Second Amendment”). Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended 8-K, as further mended by the Second Amendment.

General

1.	Please submit a marked version of your amendment, reflecting changes made in amendment no. 1 compared to the original Form 8-K, as correspondence on EDGAR. Additionally, please be sure to file a marked version of your filing with subsequent amendments. Refer to Item 310 of Regulation S-T.

Company Response: We submitted a marked version of Amendment No. 1 as correspondence on EDGAR on December 17, 2012. Additionally, we will file marked versions of our filings with any subsequent amendments, including this Second Amendment.

2.	Please explain the relationship between the private placement described in the 8-K and the private placement described in your Form D, which appears to be different.

Company Response: The Form D that was filed on December 7, 2012 was for the private placement that the Company closed on August 27, 2012, as further described in the Current Report on Form 8-K filed with the Commission on September 6, 2012. The Company filed a Form D prepared in connection with the Offering and Share Exchange on January 2, 2013.

Item 1. Description of Business, page 4

Material Agreements, page 5

3.	We note your response to prior comment 9 but do not believe your revised disclosures fully addressed our concerns. Please revise your report on Form 8-K to disclose whether all of these agreements will continue after the Share Exchange with Grilled Cheese. Your revised disclosure should include how you will account for the cost of such agreements in your financial statements. Where common stock was issued as payment to such consultants, please tell us, and revise to disclose how the fair value of common stock already issued was determined on the date of issuance or will be determined on the date it is issued.

Company Response: We have revised the Second Amendment to disclose that all the material agreements will continue after the Share Exchange with Grilled Cheese. The Company will recognize consulting expenses over the requisite service period pursuant to the provisions of each specific agreement. The Cohen Advisory Agreement contains a share provision, whereby the Company will issue 60,000 shares over the requisite service period based upon a $1.00 per share price of common stock sold in the Offering.

Our Business Strategy, page 7

4.	We note your revised disclosure in response to prior comment 12. Please provide us with support for your statement that the estimated start-up investment in a franchised truck is at a low-cost entry point within the quick service restaurant sector or revise to characterize as your belief.

Company Response: We have revised the Second Amendment to state that it our belief that the estimated start-up investment in a franchised truck is at a low-cost entry point within the quick service restaurant sector.

The franchise business model, page 8

5.	Please revise the last sentence of the first paragraph of this section to clarify whether you will internally develop the customer service standards described or whether you will implement industry standard operating practices.

Company Response: We have revised the Second Amendment to clarify that we will internally develop the customer service standards described.

Franchise costs, page 9

Brick and Mortar, page 9

6.	We note your response to prior comment 19. Please revise the first paragraph of this subsection to clarify, if true, that it is your long-term plan to open fixed restaurant locations.

Company Response: We have revised the Second Amendment to clarify that opening fixed franchise locations are part of our long term plan.

Management's Discussion and Analysis of Operations, page 19

Overview, page 19

7.	We note your response to prior comment 28 and the revisions made to page 22 of the amended report on Form 8-K which indicates that your non-GAAP expenses and non- GAAP cost of sales are presented, as the GAAP information “does not reflect the cost to operate an individual food truck that the franchisees will operate on an ongoing basis.” As potential purchasers of your common stock upon consummation of the share exchange are investing in your company as a whole, not in individual food trucks, please tell us and revise the disclosures on page 22 to explain in further detail why you believe presentation of these non-GAAP measures is meaningful to potential investors in your common shares. Alternatively, please revise to eliminate the disclosure of these non-GAAP measures.

Company Response: We have revised the Second Amendment to eliminate these Non-GAAP measures.

8.	In a related matter, the tables on page 23 of the amended report on Form 8-K present what is essentially a non-GAAP income statement for the nine months ended September 30, 2012 and 2011 and the years ended December 31, 2011 and 2010. This presentation is not considered appropriate as it places undue prominence on non-GAAP information as outlined in Section 102.10 of the Compliance and Disclosure Interpretations on Non- GAAP Financial Measures maintained on the Commissions website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please revise the report on Form 8-K to eliminate the presentation of these tables. Additionally, if you wish to continue presenting the non-GAAP measure “Non-GAAP Operating Margin” in your MD&A discussion, please revise to include a reconciliation of this non-GAAP measure to the most comparable GAAP measure as required by Item 10(e) of Regulation S-K and explain why you believe it is meaningful to potential investors in your common shares.

Company Response: We have revised the Second Amendment to eliminate these Non-GAAP measures.

Critical Accounting Policies Not Yet Adopted, page 28

9.	Please clarify why your critical accounting policies are not yet adopted or revise to remove this language.

Company Response: We have revised the Second Amendment to remove the language “are not yet adopted” and “when adopted.”

Exhibit 99.2

Pro forma financial statements

10.	Please revise the introductory paragraph to the pro forma financial information to explain the nature and significant terms of the private placement offering transaction that has been reflected in the pro forma financial information. Refer to the guidance outlined in Rule 11-02(b)(2) of Regulation S-X.

Company Response: We have revised the introductory paragraph the pro forma financial information to explain the nature and significant terms of the private placement offering transaction that has been reflected in the pro forma financial information.

11.	We note your presentation of a pro forma statement of operations for the year ended December 31, 2010 and a pro forma balance sheet as of December 31, 2011. As outlined in Rule 1 l-02(c) of Regulation S-X, a pro forma statement of operations is required to be presented for only the latest fiscal year and subsequent interim period presented in the company's financial statements. A pro forma balance sheet is required only as of the latest date for which a balance sheet of the registrant is required. Accordingly, please revise to eliminate disclosure of the pro forma statement of operations for 2010 and the pro forma balance sheet as of December 31, 2011. Additionally, we note that you have presented a pro forma statement of operations for the nine months ended September 30, 2011 as permitted although not required by Rule 11-02(c)(2) of Regulation S-X. If you wish to continue disclosing the pro forma information for this period, please revise to include a detailed pro forma statement of operations for this period consistent with that provided for 2011 and the nine months ended September 30, 2012. This detailed pro forma statement of operations should be accompanied by footnote disclosures explaining the nature and amount of any pro forma adjustments made to arrive at the pro forma statement of operations for this period.

Company Response: We have revised the pro forma financial information to comply with Rule 1 l-02(c) of Regulation S-X.

12.	Please revise note B in the September 30, 2011 pro forma balance sheet to clearly indicate that adjustment to cash is net of $500,000 used to pay a shareholder of Grilled Cheese and $150,000 of financing expenses.

Company Response: We have revised the pro forma financial information to add note C to clearly indicate the adjustment to cash.

13.	Given that the private placement offering took place in October 2012, please explain why the amount of financing fees in note B represent estimated rather than actual legal and consulting costs.

Company Response: We have revised note B in the pro forma financial information to remove the word “estimated” and adjusted the amounts to reflect actual costs recorded.

14.	Please revise note B to disclose how the fair value of the warrants was calculated or determined.

Company Response: We have added footnote (1) to note B in the pro forma financial information to clarify how the fair value of the warrants were calculated.

15.	Please tell us, and revise to disclose, how you determined the $63,110 adjustment to interest expense in note A to the September 30, 2012 pro forma income statement. In this regard, we note that the debt discount from the prior page is $102,439 which would result in amortization expense of $25,610 for the nine months ended September 30, 2012. Note A to the December 31, 2011 pro forma income statement should be similarly revised to explain how the adjustment for amortization of the debt discount in the amount of $84,146 was calculated or determined.

Company Response: We have revised note A in the pro forma financial information to clarify that interest expense includes the amortization of legal and consulting costs.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Trig Acquisition 1, Inc.

By:	/s/ Alfonso J. Cervantes
Alfonso J. Cervantes
President